XLR MEDICAL CORP.
Suite 204, 1480 Gulf Road
Point Roberts, Washington 98281

News Release
Trading Symbol: XLRC

June 6, 2005 – Point Roberts, WA- XLR Medical Corp. (the “Company”) announced today that it has received notice that it will not be receiving the $4,700,000 in financing as previously reported. In March, 2005, the Company announced that it had negotiated a $4,700,000 convertible note financing with an investor based in New York. The Company had reached a non-binding letter of intent with the investor that was subject to completion of a formal private placement agreement. The Company had expected to use the proceeds of this financing to complete the acquisition of an approximately 51% interest in Exelar Medical Corp.

Due to circumstances outside of the Company’s control, the investor has now provided notice that it will not be providing the Company with any part of the expected financing. The Company intends to proceed with completion of the private placement of 8,000,000 units at $0.40 per unit approved by the directors in September, 2004 and will seek other alternative sources of financing.

The Company also announced that it has now filed its Annual Report on Form 10-KSB for the year ended January 31, 2005 and expects that the “e” will be removed from its trading symbol shortly.

Exelar Medical Corp. is in the business of developing its patented technology for use in the treatment of cancer. The technology utilizes magnetic fields to control and focus the X-ray and electron beams used in external beam radiation therapy. The technology is aimed at permitting an increase in the dosage of radiation to cancerous cells while simultaneously decreasing the radiation exposure of healthy cells, with the objective of increasing the effectiveness of radiation therapy and decreasing negative side effects.

For more information please contact:

Chet Kurzawski, Vice-President Investor Relations
Telephone: 360-220-5219